December 9, 2019

Ahmed S. Mousa
General Counsel
PIERIS PHARMACEUTICALS, INC.
255 State Street, 9th Floor
Boston, MA 02109

       Re: PIERIS PHARMACEUTICALS, INC.
           Registration Statement on Form S-3
           Filed December 4, 2019
           File No. 333-235350

Dear Mr. Mousa:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jacqueline Kaufman at 202-551-3797 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services